ARNALL GOLDEN GREGORY LLP
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Direct phone: 404.873.8706
Direct fax: 404.873.8707
E-mail: robert.dow@agg.com
www.agg.com

January 23, 2008

VIA FACSIMILE AND EDGAR

Ms. Pamela A. Long
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0405

Re:	EAU Technologies, Inc.
Registration Statement on Form SB-2
Filed July 17, 2007

File No. 333-140356

Dear Ms. Long:

On behalf of EAU Technologies, Inc. (“EAU” or the “Company”), we transmit for filing EAU’s response to the staff’s letter of comment dated August 14, 2007. For your convenience, the comments contained in that letter are reprinted below in italics.

EAU’s response is as follows:

Form SB-2 filed July 17, 2007

General

1.
Because of the nature and size of the transactions being registered for Peter Ullrich and Water Science, LLC, it appears that these transactions are not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please reduce the amount of shares being registered or file a separate registration statement identifying these selling shareholders as underwriters and include a fixed price at which the securities will be sold.

Ms. Pamela A. Long
January 23, 2008

Response:

We have reduced the amounts of shares being registered for Peter Ullrich and Water Sciences to 2,307,692 shares.

2.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

Response:

The convertible note is convertible into 1,000,000 shares of common stock. At the time of sale the fair market price per share was $3.35 for a total value of $3,350,000. We have removed the shares underlying the convertible note from the registration statement.

3.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to Peter Ullrich or Water Science, LLC (the “Ullrich Shareholders”), any affiliate of a Ullrich Shareholder, or any person with whom any Ullrich Shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible note in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible note and the total possible payments to the Ullrich Shareholders and any of their affiliates following the sale of convertible note.

Response:

We have added the following information to the Form SB-2 at page 40. The following table describes each transaction with Ullrich Shareholders and affiliates to whom payments were, or will be, made.

Ms. Pamela A. Long
January 23, 2008

Transaction	Amount paid/ to be paid	Entity	Comment
Convertible Debt Sale	$270,000	Water Science, LLC	Potential interest due on maturity
May 2006 financing/warrants	$248,030	SunTrust	Placement agent fees
October 2006 Financing/shares	$30,000	SunTrust	Placement agent fees

In the sale of the convertible note to Water Science, the Company received gross proceeds of $3,000,000. If the note is not converted the Company would be required to pay $3,000,000, plus $270,000 in interest to Water Science. (We have removed the shares underlying the convertible note from the registration statement.)

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the Ullrich Shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

o	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible notes;
o	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
▪	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and
▪
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);
•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the Ullrich Shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the Ullrich Shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

Ms. Pamela A. Long
January 23, 2008

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

We have added the following information to the Form SB-2 at page 40. The following table shows the possible profit the Ullrich Shareholders could realize as a result of the securities underlying the convertible note. There are two scenarios, one which includes the potential interest being converted and the other without interest being considered. (We have removed the shares underlying the convertible note from the registration statement.)

	With Converting Interest	Without Converting Interest

Market Price on date of sale	$3.35	$3.35
Conversion Price	$3.00	$3.00
Total Possible shares	1,270,000	1,000,000
Combined Market Price	4,254,500	3,350,000
Total Conversion Value	3,810,000	3,000,000
Total possible discount	444,500	350,000

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the Ullrich Shareholders or any affiliates of the Ullrich Shareholders presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;
•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
o	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
o
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

Ms. Pamela A. Long
January 23, 2008

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);
•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

We have added the following information to the Form SB-2 at page 40. The following table shows the potential profit to the Ullrich Shareholders due to the conversion discount of the warrants that have been issued.

Warrants

Market Price on date of sale	$2.00
Exercise Price	$1.30
Total Possible shares	8,400,000
Combined Market Price	16,800,000
Total Conversion Value	10,920,000
Total possible discount	5,880,000

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;
•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment 3;
•	the resulting net proceeds to the issuer; and
•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible note and any other warrants, options, notes, or other securities of the issuer that are held by the Ullrich Shareholders or any affiliates of the Ullrich Shareholders that is disclosed in response to Comment 4 and Comment 5.

Ms. Pamela A. Long
January 23, 2008

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment 3 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment 4 divided by the net proceeds to the issuer from the sale of the convertible note, as well as the amount of that resulting percentage averaged over the term of the convertible note.

Response:

We have added the following information to the Form SB-2 at page 39. The following table is regarding the Convertible Note. (We have removed the shares underlying the convertible note from the registration statement.)

Gross proceeds from Note	$3,000,000
Payments required by Company	$270,000
Net proceeds	$2,730,000
Total profit by Ullrich Shareholders	$6,230,000

% Of payments + Discount on Note	23%

Averaged over 3 years	8%

7.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the Ullrich Shareholders, any affiliates of the Ullrich Shareholders, or any person with whom any Ullrich Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;
•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the Ullrich Shareholders, affiliates of the company, or affiliates of the Ullrich Shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

Ms. Pamela A. Long
January 23, 2008

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the Ullrich Shareholders, affiliates of the company, or affiliates of the Ullrich Shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

We have added the following information to the Form SB-2 at page 41. The following table shows all prior securities transactions between EAU Technologies, Inc. and Ullrich Shareholders.

Date	Transaction	Number of shares outstanding prior to transaction	Shares outstanding not held by Ullrich	Number of shares issued or issuable	% of Total issued	Market Price per share	Current Market Price per share*
9/16/2005	Convertible Debt Sale	8,593,601	8,593,601	1,000,000	12%	3.35	1.07
5/1/2006	Shares Purchased	9,424,495	9,424,495	1,600,000	17%	1.95	1.07
10/27/06	Shares Purchased	11,134,495	8,944,495	1,153,846	13%	1.45	1.07
01/10/07	Shares Purchased	12,313,341	8,969,495	1,153,846	13%	0.95	1.07
05/09/07	Warrants re-issued	13,467,187	8,404,495	8,400,000	100%	2	1.07
10/11/07	Warrants exercised	13,567,187	8,504,495	1,538,463	18%	0.80	1.07
9/16/2006	Convertible Debt Sale	8,593,601	8,593,601	2,000,000	23%	3.35	1.07
	The Company issued these warrants at the time of the convertible debt sale, but have since cancelled all of these.
5/1/2006	Shares Purchased	9,424,495	9,424,495	6,400,000	68%	1.95	1.07
	The Company issued these warrants at the time of this financing transaction, but have since cancelled all of these.

*Current Market price as of January 22, 2008

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

Ms. Pamela A. Long
January 23, 2008

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the Ullrich Shareholders, affiliates of the company, and affiliates of the Ullrich Shareholders;

•	the number of shares registered for resale by the Ullrich Shareholders or affiliates of the Ullrich Shareholders in prior registration statements;
•
the number of shares registered for resale by the Ullrich Shareholders or affiliates of the Ullrich Shareholders that continue to be held by the Ullrich Shareholders or affiliates of the Ullrich Shareholders;

•	the number of shares that have been sold in registered resale transactions by the Ullrich Shareholders or affiliates of the Ullrich Shareholders; and
•	the number of shares registered for resale on behalf of the Ullrich Shareholders or affiliates of the Ullrich Shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

We have added the following information to the Form SB-2 at page 40. The following table describes the shares before the convertible debt sale and shares registered for Ullrich Shareholders. (We have removed the shares underlying the convertible note from the registration statement.)

Number of shares outstanding prior to transaction	8,593,601
Number of shares held by non Ullrich shareholders prior to transaction	8,593,601
Shares registered for resale prior to transaction	-
Shares registered for sale, current	-
Number of shares sold in registered resale transaction	-
Number of shares registered for resale	2,307,692

9.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

Ms. Pamela A. Long
January 23, 2008

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and
•
whether - based on information obtained from the Ullrich Shareholders - any of the Ullrich Shareholders have an existing short position in the company’s common stock and, if any of the Ullrich Shareholders have any existing short position in the company’s stock, the following additional information:

o	the date on which each such Ullrich Shareholder entered into that short position; and
o
the relationship of the date on which each such Ullrich Shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Company has the intention and believes that we will have the financial ability to make all payments on the overlying securities.

There are no Ullrich Shareholders who have a short position in the Company’s common stock and no Ullrich Shareholder has ever had a short position in the stock.

10.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the Ullrich Shareholders, any affiliates of the Ullrich Shareholders, or any person with whom any Ullrich Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the Ullrich Shareholders, any affiliates of the Ullrich Shareholders, or any person with whom any Ullrich Shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Ms. Pamela A. Long
January 23, 2008

Response:

We believe that we have disclosed in our filings with the SEC all material relationships with Ullrich Shareholders and affiliates and all contracts have been filed as attachments to filings made with the SEC.

Prospectus Summary, page 1

11.
Please disclose in this section and the Selling Stockholders section the different transactions in which the shares being offered were acquired, the purpose for those transactions, and describe the material provisions of the agreements and the securities related to these transactions. Quantify how many shares you are registering pursuant to these transactions.

Response:

We have updated our prospectus to include the additional required information.

12.	Please provide disclosure in the last paragraph that you have received a going concern opinion from your auditors.

Response:

We added a statement about the going concern opinion to the summary.

Selling Stockholders, page 10

13.	Please reconcile the 9,326,670 shares underlying warrants disclosed on the registration statement cover page with the amount of warrants being offered as disclosed in the footnotes in this section.

Response:

We have removed the warrants held by the Ullrich Shareholders from the offering, so the cover page no longer references those warrants, although it includes some warrants held by the other selling shareholders. We have revised or verified the amounts in the footnotes in Selling Stockholders.

14.	Please state the amount of securities of the class owned by each selling shareholder before the offering.

Response:

Ms. Pamela A. Long
January 23, 2008

The first column of the Selling Stockholder table at page 11 shows the amount of common stock beneficially owned prior to the offering. The Company has only one class of stock outstanding.

We have added a statement to this effect to the footnote.

15.
Please disclose in footnote (6) how the total amount of securities being offered by Peter Ullrich and Water Science were acquired. Currently, you only discuss securities related to 9,400,000 of the shares being offered.

Response:

We have expanded footnote 6 to provide the details for all of acquisitions of stock by the Ullrich Shareholders.

16.
Please disclose in the footnotes (7) through (10) whether the shares being offered are shares underlying convertible securities and identify the transactions pursuant to which these securities were acquired. Also, there is no footnote disclosure for two individuals on page 12. Please provide similar disclosure for these selling shareholders.

Response:

We have expanded the footnotes to include the information about the warrants held by each shareholder, and we have added the two footnotes for the two shareholders mentioned in your comment.

EAU acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

•	the Division of Enforcement has access to all information provided by EAU to the staff in its review of EAU’s filings or in response to staff comments on EAU’s filings.

Ms. Pamela A. Long
January 23, 2008

If you have any questions, please do not hesitate to contact me at (404) 873-8706.

Very truly yours,

ARNALL GOLDEN GREGORY LLP

Robert F. Dow

cc:	Brigitte Lippmann, Division of Corporation Finance
Wade R. Bradley, EAU Technologies, Inc.